

Mail Stop 4628

October 6, 2017

Kyle N. Roane
Executive Vice President, General
Counsel and Corporate Secretary
WildHorse Resource Development Corporation
9805 Katy Freeway, Suite 400
Houston, TX 77024

> **Re: WildHorse Resource Development Corporation**
> **Registration Statement on Form S-4**
> **Filed September 29, 2017**
> **File No. 333-220744**

Dear Mr. Roane:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Douglas E. McWilliams
Michael S. Telle
Vinson & Elkins L.L.P.